Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED FEBRUARY 14, 2007 TO PROSPECTUS DATED SEPTEMBER 27, 2006

JANUARY 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	January 2007	Year to Date	01/31/07	01/31/07

Series A	−3.09%	−3.09%	$70,342,472	$1,453.90
Series B	−4.60%	−4.60%	$35,005,555	$1,738.27

*	All performance is reported net of fees and expenses

Fund results for January 2007:

World stock indices moved steadily higher in January on the strength of various economic indicators. The Dow moved to a record high above 12600 and the Nasdaq advanced 1.5% as metrics from employment to housing and industrial production all showed improvement. Stocks also moved higher in Europe with Germany’s DAX pacing the region with a 3% gain as industrial production came in at 1.8%, exceeding expectations of 1%. In the U.K, solid industrial production figures were offset by a surprise mid-month rate cut, limiting the upside in the FTSE to 0.4%. The Fund’s long positions resulted in gains for this market sector.

American and European bond futures trended lower for the second consecutive month as employment and inflation figures pointed toward ongoing central bank vigilance. In the U.S., employment figures came in strong. Advanced retail sales and consumer confidence also beat forecasts, helping fuel the bond sell-off. Inflation fears remained as average hourly earnings increased by the largest amount in eight months and wholesale prices rose more than forecast for the second straight month. In Europe, Bund futures fell to a six month low as the 2006 GDP expanded at 2.5%, its fastest pace since 2000. Meanwhile, the European jobless rate fell to 7.6% in November, the lowest reading since the EU began reporting in 1993. The Fund’s short positions in this sector produced positive results.

Three month Eurodollar futures continued to trend lower in January as economic releases lowered the likelihood of a 1st quarter rate cut in the US. The December ISM manufacturing figure beat expectations as construction spending fell less than expected. In Europe, three month Euribor futures continued their downward trend amid declining unemployment, growing consumer confidence, and solid German industrial production figures. The Bank of England raised rates 25 bps to 5.25% in its ongoing attempt to curb inflation. The December CPI came in above the 2% target rate at 3%, while retail sales advanced to their highest level in two years. A relatively large gain resulted from short positions in this sector.

World energy markets continued to trend lower early in the month as warm temperatures persisted throughout the Northern Hemisphere. However, a dramatic shift to colder weather, solid economic data, and strong Saudi leadership within OPEC to cut production led to a strong finish for the complex. Natural Gas finished sharply higher (+15.9%) as forecasts predict that cold weather should persist through mid-February. Crude oil rallied from a 17% deficit to finish 6.9% lower as steady inventories resulted from heavy imports rather than a slowdown in demand. Heating oil rallied to finish unchanged after trading over 12% lower early in the month as U.S. refineries continued to operate well below full capacity. Short positions resulted in relatively large losses for this market sector and contributed significantly to the Fund’s overall loss for the month.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a major influence on this month’s overall negative performance.

For the month of January 2007, Series A lost -3.09%, while Series B lost -4.6%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
JANUARY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended January 31, 2007)

STATEMENT OF INCOME

January 2007

Investment income, interest	$306,449

Expenses
Management fee	109,081
Organization and offering expenses	58,963
Operating expenses	8,844
Selling Commissions	235,851
Other expenses	(147)
Incentive fee	—
Brokerage commissions	150,137

Total expenses	562,729

Net investment gain (loss)	(256,280)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	312,062
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,295,971)

Net gain (loss) on investments	(1,983,909)

Net increase (decrease) in net assets from operations	$(2,240,189)

STATEMENT OF CHANGES IN NET ASSET VALUE

January 2007

Net assets, beginning of period	$74,858,117

Net increase in net assets from operations	(2,240,189)
Capital share transactions
Issuance of shares	277,500
Redemption of shares	(2,552,956)

Net increase (decrease) in net assets from capital share transactions	(2,275,456)
Net increase (decrease) in net assets	(4,515,645)

Net assets, end of period	$70,342,472

NAV Per Unit, end of period	$1,453.90

QUADRIGA SUPERFUND, L.P. — SERIES B
JANUARY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended January 31, 2006)

STATEMENT OF INCOME

January 2007

Investment income, interest	$151,844

Expenses
Management fee	54,284
Organization and offering expenses	29,342
Operating expenses	4,401
Selling Commissions	117,370
Other expenses	(1,644)
Incentive fee	—
Brokerage commissions	112,892

Total expenses	316,645

Net investment gain (loss)	(164,801)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	82,261
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,603,503)

Net gain (loss) on investments	(1,521,242)

Net increase (decrease) in net assets from operations	$(1,686,043)

STATEMENT OF CHANGE IN NET ASSET VALUE

January 2007

Net assets, beginning of period	$38,025,737

Net increase (decrease) in net assets from operations	(1,686,043)
Capital share transactions
Issuance of shares	259,905
Redemption of shares	(1,594,044)

Net increase (decrease) in net assets from capital share transactions	(1,334,139)
Net increase (decrease) in net assets	(3,020,182)

Net assets, end of period	$35,005,555

NAV Per Unit, end of period	$1,738.27

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Christian Baha
Christian Baha, Chief Executive Officer
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.